Free Writing Prospectus
Van Eck Merk Gold Trust
Merk Gold Webinar
0001546652
Pursuant to 433/164
333-180868



Merk Gold Webinar



MERK GOLD WEBINAR

- WHAT'S NEXT FOR GOLD?
- GOLD IN A PORTFOLIO?



Please read important risk disclosure information towards the end of this presentation.

Merk Gold Webinar
What's next for gold?
Gold in a portfolio?
Merk Gold Webinar
www.merkinvestments.com 1 2015 Merk Investments
Please read important risk disclosure information towards the end of this presentation.

 **MERK® FUNDS** THE AUTHORITY ON CURRENCIES™



Notes

Indices and terms referred to in this presentation may include the following:

U.S. Dollar (DXY) Index and Inverse DXY: measures the value of the United States dollar relative to a static basket of currencies with Euro (EUR) 57.6% weight, Japanese yen (JPY) 13.6%, Pound Sterling (GBP) 11.9%, Canadian dollar (CAD) 9.1%, Swiss franc (CHF) 3.6% and Swedish krona (SEK) 4.2% weight. The DXY is a generally well-known measure of the value of the US dollar versus major foreign currencies, and as such makes a relevant reference point for directional currency strategies. The inverse of the DXY is the value of the currency basket relative to the U.S. dollar, i.e. short dollar and long foreign currencies. Because the Merk Hard Currency Fund is long foreign currencies (and therefore short dollar), using the inverse DXY allows for the logical comparison of performance relative to the Fund.

Bloomberg Dollar (BBDXY) Index: tracks the performance of a basket of ten leading global currencies versus the U.S. dollar, weighted by the share of international trade and FX liquidity.

Deutsche Bank Currency Returns (DBCR) Index: an equal-weighted blend of the most widely used investment strategies among active currency managers. It captures long term systematic returns available in the world currency markets. As a non-directional index, the DBCR provides a useful comparison to absolute return currency strategies like the Merk Absolute Return Currency Fund.

Bloomberg-JP Morgan Asian Currency (ADXY) Index: a trade and liquidity weighted index of a basket of Asian currencies, excluding the yen, compared to the U.S. dollar. Because the Merk Asian Currency Fund invests in a basket of Asian currencies, using the ADXY allows for a logical comparison of performance relative to the Fund.

JPMorgan 3-Month Global Cash Index: measures the performance of money market securities denominated in foreign currencies.

Citigroup 3-Month U.S. T-Bill Index: an index that tracks the performance of U.S. Treasury bills with a remaining maturity of three months.

S&P 500 Total Return Index (SPXT): a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks. Performance figures assume that all dividends are reinvested.

MSCI EAFE (Europe Australasia Far East) Index: a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US & Canada. As international equity investment returns are a combination of equity returns and currency returns, the MSCI EAFE provides a useful comparison to a strategy including U.S. equities and currencies, like the Merk Currency Enhanced US Equity Fund.

MSCI EAFE US $ Hedged Net Index: a currency hedged variant of the above, designed to represent the return without the currency exposure if the index.

MSCI Emerging Markets (EM) Index: a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets.

Barclays Capital Aggregate US Bond Index: is a broad-based benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market, including Treasuries, government-related and corporate securities, MBS (agency fixed-rate and hybrid ARM pass-throughs), ABS, and CMBS.

FTSE NAREIT US All REITs Index: spans the commercial real estate space across the US economy. It provides exposure to all investment and property sectors.

DJ-UBS Commodity Total Return Index: a diversified benchmark for commodities' fully collateralized returns.

Barclays US TIPS Index: measures the performance of the US Treasury Inflation Protected Securities ("TIPS") market.

VIX Index: Chicago Board Options Exchange (CBOE) Volatility Index, which shows the market's expectation of 30-day volatility.

Alpha: measures risk-adjusted return. The excess return of the fund relative to the return of the benchmark is the fund's alpha.

Beta: measures systematic risk based on the covariance of the portfolio's return with the return of the overall market. By definition the market has a beta of 1.

Sharpe Ratio: measures the excess return per unit of risk in an investment asset or a trading strategy.

Correlation: is a measure of how assets move in relation to each other. Low or negative correlation indicates returns are less likely to move in tandem. This may smooth out overall returns of a portfolio, a potential diversification benefit.

Standard Deviation: a measure of volatility.

Notes

Indices and terms referred to in this presenta1on may include the following:

U.S. Dollar (DXY) Index and Inverse DXY: measures the value of the United States dollar relative to a static basket of currencies with Euro (EUR) 57.6% weight,

Japanese yen (JPY) 13.6%, Pound Sterling (GBP) 11.9%, Canadian dollar (CAD) 9.1%, Swiss franc (CHF) 3.6% and Swedish krona (SEK) 4.2% weight. The DXY is a

generally well-known measure of the value of the US dollar versus major foreign currencies, and as such makes a relevant reference point for directional

currency strategies. The inverse of the DXY is the value of the currency basket relative to the U.S. dollar, i.e. short dollar and long foreign currencies. Because the

Merk Hard Currency Fund is long foreign currencies (and therefore short dollar), using the inverse DXY allows for the logical comparison of performance relative

to the Fund.

Bloomberg Dollar (BBDXY) Index: tracks the performance of a basket of ten leading global currencies versus the U.S. dollar, weighted by the share of

international trade and FX liquidity.

Deutsche Bank Currency Returns (DBCR) Index: an equal-weighted blend of the most widely used investment strategies among active currency managers. It

captures long term systematic returns available in the world currency markets. As a non-directional index, the DBCR provides a useful comparison to absolute

return currency strategies like the Merk Absolute Return Currency Fund.

Bloomberg-JP Morgan Asian Currency (ADXY) Index: a trade and liquidity weighted index of a basket of Asian currencies, excluding the yen, compared to the

U.S. dollar. Because the Merk Asian Currency Fund invests in a basket of Asian currencies, using the ADXY allows for a logical comparison of performance relative

to the Fund.

JPMorgan 3-Month Global Cash Index: measures the performance of money market securities denominated in foreign currencies.

CiJgroup 3-Month U.S. T-Bill Index: an index that tracks the performance of U.S. Treasury bills with a remaining maturity of three months.

S&P 500 Total Return Index (SPXT): a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held
common stocks. Performance figures assume that all dividends are reinvested.

MSCI EAFE (Europe Australasia Far East) Index: a free float-adjusted market capitalization index that is designed to measure the equity market performance of
developed markets, excluding the US & Canada. As international equity investment returns are a combination of equity returns and currency returns, the MSCI
EAFE provides a useful comparison to a strategy including U.S. equities and currencies, like the Merk Currency Enhanced US Equity Fund.

MSCI EAFE US $ Hedged Net Index: a currency hedged variant of the above, designed to represent the return without the currency exposure if the index.

MSCI Emerging Markets (EM) Index: a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging
markets.

Barclays Capital Aggregate US Bond Index: is a broad-based benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond
market, including Treasuries, government-related and corporate securities, MBS (agency fixed-rate and hybrid ARM pass-throughs), ABS, and CMBS.

FTSE NAREIT US All REITs Index: spans the commercial real estate space across the US economy. It provides exposure to all investment and property sectors.

DJ-UBS Commodity Total Return Index: a diversified benchmark for commodities' fully collateralized returns.

Barclays US TIPS Index: measures the performance of the US Treasury Inflation Protected Securities ("TIPS") market.

VIX Index: Chicago Board Options Exchange (CBOE) Volatility Index, which shows the market's expectation of 30-day volatility.

Alpha: measures risk-adjusted return. The excess return of the fund relative to the return of the benchmark is the fund's alpha.

Beta: measures systematic risk based on the covariance of the porholio's return with the return of the overall market. By definition the market has a beta of 1.

Sharpe RaJo: measures the excess return per unit of risk in an investment asset or a trading strategy.

CorrelaJon: is a measure of how assets move in relation to each other. Low or negative correlation indicates returns are less likely to move in tandem. This may
smooth out overall returns of a porholio, a potential diversification benefit.

Standard DeviaJon: a measure of volatility.





MERK® FUNDS
THE AUTHORITY ON CURRENCIES™

OUNZ Disclosure

This material must be preceded or accompanied by the prospectus. Before investing you should carefully consider the Fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which is available at www.merkgold.com/prospectus. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the investment Company act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time depending on your location.

For a more complete discussion of the risk factors relative to the trust, carefully read the prospectus. The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). Van Eck Global and Foreside Fund Services, LLC, provides marketing services to the Trust.

OUNZ Disclosure
www.merkinvestments.com 3 2015 Merk Investments
This material must be preceded or accompanied by the prospectus. Before invesJng you should carefully consider the Fund's
investment objecTives, risks, charges and expenses. This and other informaJon is in the prospectus, a copy of which is available
at www.merkgold.com/prospectus. Please read the prospectus carefully before you invest.
Inves1ng involves risk, including possible loss of principal. The Trust is not an investment company registered under the
investment Company act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are
not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of
the gold held in the Trust, the market price of the shares is subject to fluctua1ons similar to those affec1ng gold prices.
Addi1onally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will
reduce returns.
Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors
such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and
arbitrageurs in the underlying commodities.
Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates
directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and
adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at

market price, may be

more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly

issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time.

Investing involves risk, and you could lose money on an investment in the Trust.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price

of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time

depending on your location.

For a more complete discussion of the risk factors relaJve to the trust, carefully read the prospectus. The sponsor of the Trust is

Merk Investments LLC (the "Sponsor"). Van Eck Global and Foreside Fund Services, LLC, provides markeJng services to the Trust.

 **MERK**® **FUNDS**
THE AUTHORITY ON CURRENCIES™

Gold…



Gold's average annual return since 1970 was 7.86%, even including 2013's major correction.



Gold Price
(1/1/1970 - 9/30/15)

ANNUALIZED RETURN: 7.86%
CORRELATION TO EQUITIES: 0.00

Source: Merk Investments, Bloomberg

Gold price measured in U.S. dollars per Ounce.
Correlation: a measure of how two securities or asset classes move in relation to each other.

$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
$2,000

Gold Price
Gold Price
(1/1/19ti0 - 9/30/15)
Source: Merk Investments, Bloomberg
Annualized Return: ti.86%
Correlation to Equities: 0.00
Gold…
www.merkinvestments.com 4 2015 Merk Investments
Gold's average annual return since 19ti0 was ti.86%,
even including 2013's major correction.
Gold price measured in U.S. dollars per Ounce.
Correlation: a measure of how two securities or asset classes move in relation to each other.

 **MERK® FUNDS**
THE AUTHORITY ON CURRENCIES™

Gold…

Where is the Gold ?

- 5.7 billion ounces above ground
  - Could fit in 2 Olympic size swimming pools
- Jewelry
  - About half of all above ground gold held as jewelry
- Industrial, Medical Use
  - 8.3% above ground stock in industrial, dental use
- Investment
  - About 36.9% of above ground gold as investment
  - 17.3% official sector versus 19.5% by private sector



Source: CPM Yearbook 2013, Thomson Reuters GFMS Gold Survey 2014

Gold…
www.merkinvestments.com 5 2015 Merk Investments
Where is the Gold ?
 5.ti billion ounces above ground
– Could fit in 2 Olympic size swimming pools
 Jewelry
– About half of all above ground gold held as jewelry
Industrial, Medical Use
– 8.3% above ground stock in industrial, dental use
 Investment
– About 36.9% of above ground gold as investment
– 1ti.3% official sector versus 19.5% by private sector
Source: CPM Yearbook 2013, Thomson Reuters GFMS Gold Survey 2014



Supply & Demand

- Jewelry, Industrial, Medical Use
- Investment
  - Public sector
  - Private sector
- Mining
  - About 1.7% of global stock produced in 2013
- Recycled Gold



Source: CPM Yearbook 2013, Thomson Reuters GFMS Gold Survey 2014

Gold…
www.merkinvestments.com 6 2015 Merk Investments
Supply & Demand
 Jewelry, Industrial, Medical Use
 Investment
– Public sector
– Private sector
 Mining
– About 1.7% of global stock produced in 2013
 Recycled Gold
Source: CPM Yearbook 2013, Thomson Reuters GFMS Gold Survey 2014



Gold…

Gold doesn't change, but value of U.S. dollar ?

- Supply & Demand of U.S. dollar driven by outlook on
  - Monetary policy
  - Fiscal policy
  - Economy, balance of trade
  - …



Gold…
www.merkinvestments.com ti 2015 Merk Investments
Gold doesn't change, but value of U.S. dollar ?
 Supply & Demand of U.S. dollar driven by outlook on
– Monetary policy
– Fiscal policy
– Economy, balance of trade
– …







MERK® FUNDS
THE AUTHORITY ON CURRENCIES™

Fishing for Gold?

FISHING FOR GOLD?
INTEREST RATES
GOLD
©MERK INVESTMENTS, LLC
WWW.MERKINVESTMENTS.COM

- Axel Merk: “Gold may perform well if investors don’t get a positive real rate return on cash”

Fishing for Gold?
www.merkinvestments.com 8 2015 Merk Investments
Axel Merk:
“Gold may
perform well
if investors
don’t get a
positive real
rate return
on cash”





Holding cash yields negative real returns
Gold paying no interest a competitor?

Real Interest Rates
(Based on Headline CPI)



Source: Merk Investments, Bloomberg
Based on central bank rate minus inflation rate (Headline CPI)
Period: 3/13/09 - 11/6/15

© Merk Investments, LLC

Financial Repression?
Holding cash yields negative real returns
Gold paying no interest a competitor?
www.merkinvestments.com 9 2015 Merk Investments



MERK FUNDS
THE AUTHORITY ON CURRENCIES™

A Fed's "promise"?

A "promise" to be "behind the curve" ?

- "The Committee currently anticipates that, even after employment and inflation are near mandate-consistent levels, economic conditions may, for some time, warrant keeping the target federal funds rate below levels the Committee views as normal in the longer run."



- Since the spring of 2014, the Federal Reserve Open Market Committee (FOMC) has included the above paragraph in its Statement. We interpret this to be a commitment by the Fed to be "behind the curve," meaning that rate hikes may not keep up with upticks in inflation, potentially leading to lower real interest rates. Real interest rates are interest rates net of inflation.

FINE
GOLD
999.9

A Fed's "promise"?
www.merkinvestments.com 10 2015 Merk Investments
A "promise" to be "behind the curve" ?
"The Commisee currently anticipates that, even ater
employment and inflation are near mandate-consistent
levels, economic conditions may, for some time, warrant
keeping the target federal funds rate below levels the
Commisee views as normal in the longer run."
Since the spring of 2014, the Federal Reserve Open Market Commisee
(FOMC) has included the above paragraph in its Statement. We
interpret this to be a commitment by the Fed to be "behind the curve,"
meaning that rate hikes may not keep up with upticks in inflation,
potentially leading to lower real interest rates. Real interest rates are
interest rates net of inflation.



MERK® FUNDS
THE AUTHORITY ON CURRENCIES™

Fiscal Outlook

Long-Term Fiscal Challenges Facing the U.S. ? Financing…

- Existing debt burden
- Entitlement obligations of an ageing population
- Consequences of climate change (really??)

"A Government in debt does not have interests aligned with citizens that are savers" – Axel Merk



GOLD

Fiscal Outlook
www.merkinvestments.com 11 2015 Merk Investments
"A Government in debt does not have
interests aligned with citizens that
are savers" – Axel Merk
Existing debt burden Entitlement obligations of an ageing population
Consequences of climate change (really??)
Long-Term Fiscal Challenges Facing the U.S. ? Financing…





MERK® FUNDS
THE AUTHORITY ON CURRENCIES™

Fiscal Outlook

Can we afford positive real interest rates?
Gold paying no interest a competitor?



Federal Revenue, Spending and Deficit as Percentage of GDP
40%
30%
20%
10%
0%
-10%
-20%
Spending as % of GDP
Revenue as % of GDP
Deficits as % of GDP
2015
2020
2025
2030
2035
2040
2045
2050
MERK
Source: Merk Investments, Congressional Budget Office (CBO)
Data from CBO July 2014 Projection (Alternative Fiscal Scenario)
Forecasts are inherently limited
© Merk Investments, LLC

Fiscal Outlook
Can we afford positive real interest rates?
Gold paying no interest a competitor?
www.merkinvestments.com 12 2015 Merk Investments
-20%
-10%
0%
10%
20%
30%
40%
2015
2020
2025
2030
2035
2040
2045
2050
Federal Revenue, Spending and Deficit as Percentage of GDP
Spending as % of GDP
Revenue as % of GDP
Deficits as % of GDP
Source: Merk Investments, Congressional Budget Office (CBO) !
Data from CBO July 2014 Projection (Alternative Fiscal Scenario)! Merk Investments, LLC!
Forecasts are inherently limited





Fed independence ?
www.merkinvestments.com 13 2015 Merk Investments

 

Purchasing Power of the US Dollar 1970-2014



Source: Merk Investments, Bureau of Labor Statistics   © Merk Investments LLC
Calculation based on consumer price index; December 1970 = 100%. Data as of September 2014.

Purchasing Power of the US Dollar 19ti0-2014
Value of the Dollar
Source: Merk Investments, Bureau of Labor Statistics ˝ Merk Investments LLC
Calculation based on consumer price index; December 19ti0 = 100%. Data as of September 2014.
Cash a Diversifier?
www.merkinvestments.com 14 2015 Merk Investments



MERK FUNDS
THE AUTHORITY ON CURRENCIES™

Why Diversify?

An investment may be a good portfolio diversifier, if it...

- ...helps preserve or enhance purchasing power
- ...is expected to have a low correlation to portfolio



Why Diversify?
www.merkinvestments.com 15 2015 Merk Investments
An investment may be a good portfolio diversifier, if it…
…helps preserve or enhance purchasing power
…is expected to have a low correlation to porholio





Bear Market Diversifier?

MERK FUNDS
THE AUTHORITY ON CURRENCIES™

OUNZ

Gold a Diversifier for Bear Markets ?





S&P 500 v.s. Gold
9000%
8000%
7000%
6000%
5000%
4000%
3000%
2000%
1000%
0%
6000%
5000%
4000%
3000%
2000%
1000%
0%
?
MERK
Jan-71
Oct-72
Jul-74
Apr-76
Jan-78
Oct-79
Jul-81
Apr-83
Jan-85
Oct-86
Jul-88
Apr-90
Jan-92
Oct-93
Jul-95
Apr-97
Jan-99
Oct-00
Jul-02
Apr-04
Jan-06
Oct-07
Jul-09
Apr-11
Jan-13
Oct-14
Source: Merk Investments, Bloomberg, Shiller
Period: 01/01/1971 - 09/30/2015 (Monthly Data)
S&P 500 (LHS)
Gold (RHS)
© Merk Investments, LLC

Gold price measured in U.S. dollars per Ounce.

Bear Market
Diversifier?
www.merkinvestments.com 16 2015 Merk Investments
Gold a Diversifier for Bear Markets ?
Gold price measured in U.S. dollars per Ounce.
0%
1000%
2000%
3000%
4000%
5000%
6000%
0%
1000%
2000%
3000%
4000%
5000%
6000%
ti000%
8000%
9000%
S&P 500 v.s. Gold
S&P 500 (LHS) Gold (RHS)
Source: Merk Investments, Bloomberg, Shiller
Period: 01/01/19ti1 - 09/30/2015 (Monthly
Data)





?
Merk Investments, LLC

MERK® FUNDS
THE AUTHORITY ON CURRENCIES™

Personal Gold Standard

What is a personal gold standard?

- Recognizing cash is not a "safe" asset
- Considering gold in investment allocation



FINE
GOLD
999.9

Personal Gold
Standard
www.merkinvestments.com 1ti 2015 Merk Investments
What is a personal gold standard?
Recognizing cash is not a "safe" asset
Considering gold in investment allocation





MERK® FUNDS
THE AUTHORITY ON CURRENCIES™

Gold in Portfolio

According to Modern Portfolio Theory, what would have been the Optimal Portfolio allocation to gold since 1971? (Aug 1971 – Feb 2014)



Gold
? %
Bonds
? %
Stocks
? %

Optimal Portfolio of Gold and S&P 500

7/31/1971 – 2/28/2014	Optimal Portfolio		Gold 100%	S&P 500 100%
	Gold 29%	S&P 500 71%		
Annualized Return	9.89%		8.53%	10.29%
Annualized Risk - Standard Deviation of Returns	12.43%		20.23%	15.40%
Sharpe Ratio - Highest Ratio is Optimal Portfolio	0.39		0.17	0.34

 Not investment advice

Historically, gold has mitigated risk and served to improve the risk-return profile of a traditional portfolio.

Source: Bloomberg, Merk Investments. Optimal Portfolio, as defined by Modern Portfolio Theory, is a hypothetical example for illustrative purposes, and is not indicative of an actual product. Past performance is no indication of future performance. Not investment advice.
Modern Portfolio Theory: theory of finance that attempts to maximize portfolio expected return for a given amount of portfolio risk by optimizing the proportions of various assets. Optimal Portfolio, as defined by the Modern Portfolio Theory, is the mix of investments that provides the highest risk-adjusted return.
Sharpe Ratio: a measure of the excess return per unit of risk in an investment asset or a trading strategy.
S&P 500 Index: a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks. Performance figures assume that all dividends are reinvested.

Gold in Porholio
Optimal Portfolio of Gold and S&P 500
ti/31/19ti1 – 2/28/2014
Optimal Portfolio
Gold
100%
S&P 500
Gold 100%
29%
S&P 500
ti1%
Annualized Return 9.89% 8.53% 10.29%
Annualized Risk
- Standard Deviation of
Returns
12.43% 20.23% 15.40%
Sharpe Ratio
- Highest Ratio is Optimal
Portfolio
0.39 0.1ti 0.34
″ 2014 Merk Investments Not investment advice
www.merkinvestments.com 18 2015 Merk Investments
According to Modern Portfolio Theory, what would have been the
Optimal Portfolio allocation to gold since 19ti1? (Aug 19ti1 – Feb 2014)
Historically, gold has mitigated risk and served to improve the riskreturn
profile of a traditional portfolio.
Source: Bloomberg, Merk Investments. Optimal Porholio, as defined by Modern Porholio Theory, is a

hypothetical example for illustrative purposes, and is not indicative
of an actual product. Past performance is no indication of future performance. Not investment advice.
Modern Porholio Theory: theory of finance that asempts to maximize porholio expected return for a given amount of porholio risk by optimizing the proportions of
various assets. Optimal Porholio, as defined by the Modern Porholio Theory, is the mix of investments that provides the highest risk-adjusted return.
Sharpe Ratio: a measure of the excess return per unit of risk in an investment asset or a trading strategy.
S&P 500 Index: a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks. Performance
figures assume that all dividends are reinvested.
Gold
? %
Stocks
? %
Bonds
? %
Gold
? %
Bonds
? %
Stocks
? %





Ways to Invest in Gold

- ## Gold miners
  - "Juniors"
  - "Majors"

- ## Gold mutual fund

- ## Paper gold

- ## Open-end gold trusts

- ## Closed-end gold trusts

- ## Coins under the mattress



Ways to Invest in
Gold
www.merkinvestments.com 19 2015 Merk Investments
Gold miners

- "Juniors"
- "Majors"
Gold mutual fund
Paper gold
Open-end gold trusts
Closed-end gold trusts
Coins under the masress



OUNZ



VAN ECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS



- Van Eck Global® and Merk Investments® Announce Marketing Agreement

OUNZ
www.merkinvestments.com 20 2015 Merk Investments
 Van Eck Global. and Merk Investments.
Announce Marketing Agreement



VAN ECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS



OUNZ seeks to provide investors with:

- **Convenient** and **cost-efficient** way to **buy and hold** gold through an exchange traded product

- **Option to take delivery** of physical gold if and when desired

OUNZ
www.merkinvestments.com 21 2015 Merk Investments
OUNZ seeks to provide investors with:
 Convenient and cost-efficient way to
buy and hold gold through an exchange
traded product
OpJon to take delivery of physical gold
if and when desired



OUNZ Advantages



Liquidity	• Merk Gold Trust shares are traded on NYSE ARCA under the symbol "OUNZ"
Deliverability	• OUNZ holds gold bullion as allocated London Bars • Investors have the option to take delivery of their gold in exchange for their OUNZ shares
Convertibility	• Proprietary process for conversion of OUNZ shares into gold bars and coins in denominations investors may desire for delivery
Tax Efficiency	• Taking delivery of gold is not a taxable event,* as investors merely take possession of what they already own: their gold

Invest in physical gold with ease of ETF, option to take delivery

It is expected that, if an Investor submits shares to the Trust, the exchange for physical gold will generally not be a taxable event. See tax discussion in prospectus. Not tax advice; please consult with a tax professional for tax advice.

OUNZ Advantages
www.merkinvestments.com 22 2015 Merk Investments
Merk Gold Trust shares are traded on NYSE ARCA
under Liquidity the symbol "OUNZ"
OUNZ holds gold bullion as allocated London Bars
Investors have the option to take delivery of their
gold in exchange for their OUNZ shares Deliverability
 Proprietary process for conversion of OUNZ shares
into gold bars and coins in denominations investors
may desire for delivery Convertibility
Taking delivery of gold is not a taxable event, as
investors merely take possession of what they
already own: their gold Tax Efficiency
It is expected that, if an Investor submits shares to the Trust, the exchange for physical gold will generally not be a taxable event.
See tax discussion in prospectus. Not tax advice; please consult with a tax professional for tax advice.
Invest in physical gold with ease of ETF, option to take delivery



Fees to Take Delivery

Processing Fee = Exchange Fee + Delivery Fee



- ## Exchange Fee

Type of Gold	Fee per Ounce	Minimum Fee
1 Ounce Bars	$30	$1,200
1 Ounce Other Coins	$40-$42	$1,600
1 Ounce American Eagle & Buffalo Coins	$60	$2,500
10 Ounce Bars	$25	$1,000
London Bars	$32	none

- ## No Delivery Fee for lower 48 States
- ## Merk may waive or reduce fees

Please refer to the prospectus for additional information regarding processing fees. Any waiver or reduction in applicable processing fees will be published on the Trust's website available to any eligible Investor/Delivery Applicant.

Fees to Take Delivery
www.merkinvestments.com 23 2014 Merk Investments
Processing Fee = Exchange Fee + Delivery Fee
Exchange Fee
 No Delivery Fee for lower 48 States
 Merk may waive or reduce fees
Please refer to the prospectus for additional information regarding processing fees. Any waiver or reduction in applicable processing fees will
be published on the Trust's website available to any eligible Investor/Delivery Applicant.
Type of Gold Fee per
Ounce
Minimum
Fee
1 Ounce Bars $30 $1,200
1 Ounce Other Coins $40-$42 $1,600
1 Ounce American Eagle & Buffalo Coins $60 $2,500
10 Ounce Bars $25 $1,000
London Bars $32 none



VAN ECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS



- October vault inspection in London by Axel Merk

- Upcoming fiscal year audit

OUNZ
www.merkinvestments.com 24 2015 Merk Investments
 October vault inspection in London by
Axel Merk
 Upcoming fiscal year audit


This presentation was prepared by Merk Investments LLC. Information presented is for general information purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any investment security. The information presented is the current view of the presenter and subject to change without notice. An investment in a strategy described herein has risks, including the risk of losing some or all of the invested capital. Before embarking on a described investment program, an investor should carefully consider the risks and suitability of the described strategy based on their own investment objectives and financial position. Past performance is no guarantee of future results.

The information presented may include opinions, projections and other "forward-looking statements." Due to numerous factors, actual events may differ substantially from those presented. Merk Investments assumes no duty to update any such forward-looking statements or any other information or opinions in this document. Any information and statistical data contained herein derived from third party sources are believed to be reliable, but Merk Investments does not represent that they are accurate, and they should not be relied on as such or be the basis for an investment decision.

Disclosure
This presentation was prepared by Merk Investments LLC. Information presented is for general information purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any investment security. The information presented is the current view of the presenter and subject to change without notice. An investment in a strategy described herein has risks, including the risk of losing some or all of the invested capital. Before embarking on a described investment program, an investor should carefully consider the risks and suitability of the described strategy based on their own investment objectives and financial position. Past performance is no guarantee of future results.
The information presented may include opinions, projections and other "forward-looking statements." Due to numerous factors, actual events may differ substantially from those presented. Merk Investments assumes no duty to update any such forward-looking statements or any other information or opinions in this document. Any information and statistical data contained herein derived from third party sources are believed to be reliable, but Merk Investments does not represent that they are accurate, and they should not be relied on as such or be the basis for an investment decision.
www.merkinvestments.com 25 2015 Merk Investments


Merk Gold Resources

www.merkgold.com



James Machuga
Advisor Services
James.machuga@merkfunds.com
(650) 323 4341 x 125

Axel Merk
President & CIO
Merk Investments

Merk Gold Resources
www.merkgold.com
Merk Gold
www.merkinvestments.com 26 2015 Merk Investments
Axel Merk
President & CIO
Merk Investments
James Machuga
Advisor Services
James.machuga@merkfunds.com
(650) 323 4341 x 125